Filed Pursuant to Rule 433
Registration Statement No. 333-139693
September 2, 2008

The depositor has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”). The depositor has filed or will file with the SEC a prospectus supplement and any issuer free-writing prospectus with respect to this offering (together with the registration statement and prospectus, the “Offering Documentation”). Before you invest, you should read the prospectus in that registration statement and other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get the Offering Documentation (when completed) for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Offering Documentation from Lehman Brothers Inc., 745 Seventh Ave., New York, NY, 10019, Attn: Asset Backed Fixed Income Syndicate or by calling 1-800-666-2388, extension 59519.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class B4, Class B5, Class B6, Class P, Class R and Class LT-R Certificates. Only the classes of certificates listed in the tables below are offered by the prospectus supplement.

Class	Mortgage Pool(s)	Initial Class Principal or Class Notional Amount(1)	Initial Interest Rate(2)	Summary Interest Rate Formula	Type	Initial Certificate Ratings(9)
						S&P	Fitch	DBRS
1-A1	1	$66,199,000	6.56815%	Weighted Average Rate(4)	Super Senior, Sequential	AAA	AAA	AAA
1-A2	1	$ 6,621,000	6.56815%	Weighted Average Rate(4)	Senior Support, Sequential	N/A	AAA	AAA
2-A1	2	$41,099,000	5.99188%	One-Month LIBOR + 3.52%(5)	Super Senior, Sequential	AAA	AAA	AAA
2-A2	2	$10,275,000	6.38062%	Weighted Average Rate(6)	Senior Mezzanine, Sequential	AAA	AAA	AAA
2-A3	2	$ 5,138,000	6.38062%	Weighted Average Rate(6)	Senior Support, Sequential	N/A	AAA	AAA
2-AIO	2	$41,099,000(3)	0.38874%	Weighted Average Rate(7)	Senior, Interest-Only	AAA	AAA	AAA
B1	1, 2	$ 6,614,000	6.48621%	Weighted Average Rate(8)	Subordinate	N/A	AA	AA
B2	1, 2	$ 2,792,000	6.48621%	Weighted Average Rate(8)	Subordinate	N/A	A	A
B3	1, 2	$ 1,764,000	6.48621%	Weighted Average Rate(8)	Subordinate	N/A	BBB	BBB

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(1)	These balances are approximate, as described in the prospectus supplement.

(2)	Reflects the initial interest rate as of the first distribution date.

(3)
Initial notional amount. These classes of certificates are interest-only certificates; they will not be entitled to payments of principal and will accrue interest on their notional amounts as described in the prospectus supplement.

(4)	The weighted average rate applicable to this formula will be based on the weighted average of the net mortgage rates applicable to pool 1, as described in the prospectus supplement.

(5)
On or prior to the distribution date in February 2013, the Class 2-A1 Certificates will accrue interest at a rate equal to one-month LIBOR plus 3.52% per annum, subject to a cap equal to the lesser of (1) 11.80% per annum and (2) the weighted average of the net mortgage rates applicable to pool 2, as described in the prospectus supplement. Beginning with the distribution date in March 2013, the Class 2-A1 Certificates will accrue interest at the weighted average of the net mortgage rates applicable to pool 2, as described in the prospectus supplement.

(6)	The weighted average rate applicable to this formula will be based on the weighted average of the net mortgage rates applicable to pool 2, as described in the prospectus supplement.

(7)
The Class 2-AIO Certificates are interest-only certificates. With respect to any distribution date on or prior to the distribution date in February 2013, the Class 2-AIO Certificates will accrue interest on a notional amount based on the class principal amount of the Class 2-A1 Certificates immediately prior to such distribution date, at a rate equal to the excess, if any, of (i) the weighted average of the net mortgage rates applicable to pool 2, over (ii) the interest rate on the Class 2-A1 Certificates for such distribution date, as described in the prospectus supplement. After the distribution date in February 2013, the Class 2-AIO Certificates will no longer be entitled to distributions of any kind.

(8)
The weighted average rate applicable to this formula will be based on the weighted average of the net mortgage rates applicable to pools 1 and 2, weighted on the basis of the pool subordinate amounts thereof, as described in the prospectus supplement.

(9)	The designation “N/A” means that the specified rating agency will not rate the certificates of that class.

The offered certificates will also have the following characteristics:

Class	Record Date(1)	Delay / Accrual Period(2)	Interest Accrual Convention	Final Scheduled Distribution Date(3)	Expected Final Distribution Date(4)	Minimum Denominations	Incremental Denominations	CUSIP Number
1-A1	CM	24 Day	30/360	4/25/2038	3/25/2021	$ 25,000	$1	52525F AA1
1-A2	CM	24 Day	30/360	4/25/2038	10/25/2021	$ 25,000	$1	52525F AB9
2-A1	DD	0 Day	30/360	7/25/2047	8/25/2021	$ 25,000	$1	52525F AC7
2-A2	CM	24 Day	30/360	7/25/2047	8/25/2021	$ 25,000	$1	52525F AD5
2-A3	CM	24 Day	30/360	7/25/2047	10/25/2021	$ 25,000	$1	52525F AE3
2-AIO	CM	24 Day	30/360	2/25/2013	2/25/2013	$ 1,000,000	$1	52525F AF0
B1	CM	24 Day	30/360	7/25/2047	10/25/2021	$ 100,000	$1	52525F AH6
B2	CM	24 Day	30/360	7/25/2047	10/25/2021	$ 100,000	$1	52525F AJ2
B3	CM	24 Day	30/360	7/25/2047	10/25/2021	$ 100,000	$1	52525F AK9
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(1)
CM = For any distribution date, the close of business on the last business day of the calendar month preceding the month of the related distribution date. DD = For any distribution date, the close of business on the business day immediately before that distribution date.

(2)
24 Day = For any distribution date, the interest accrual period will be the calendar month preceding that distribution date, based on a 30-day month. 0 Day = For any distribution date, the interest accrual period from and including the 25th day of the immediately preceding month to and including the 24th day of the current month, based on a 30-day month.

(3)	Calculated as described in the prospectus supplement.

(4)
The expected final distribution date, based upon (i) 15% of the CPR prepayment assumption, (ii) the modeling assumptions used in the prospectus supplement, each as described under “Yield, Prepayment and Weighted Average Life—Weighted Average Life,” and (iii) assuming the option to purchase the mortgage loans is exercised by the master servicer at the earliest possible distribution date as described in the prospectus supplement under “Description of the Certificates—Optional Purchase of the Mortgage Loans.” The actual final distribution date for each class of offered certificates may be earlier or later, and could be substantially later, than the applicable expected final distribution date listed above.